SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)


           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER


           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              HURCO COMPANIES, INC.
                                (NAME OF ISSUER)


                              HURCO COMPANIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)



                                    447324104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                  MICHAEL DOAR
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              HURCO COMPANIES, INC.
                               ONE TECHNOLOGY WAY
                           INDIANAPOLIS, INDIANA 46268
                                 (317) 293-5309
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)



                                 WITH COPIES TO:

                             STEPHEN H. COOPER, ESQ.
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
                                -----------------
This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities
        Act of 1993.

c. [X]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction.
                                -----------------
                            CALCULATION OF FILING FEE
================================================================================
     Transaction valuation: $27,805*                Amount of filing fee: $2.25
================================================================================
* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $3.35 share for the eligible common stock, multiplied by 8,300, the maximum number of shares to be purchased in the offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   N/A          Filing Party: N/A
     Form or Registration No.: N/A          Date Filed: N/A



NY2:\1235465\07\QH@H07!.DOC\53459.0004

           Hurco Companies, Inc. (the "Company") is offering to purchase for cash (the "Offer") all shares of the Company's common stock, no par value (the "Common Stock"), held by stockholders that own 99 or less shares of Common Stock as of the close of business on June 2, 2003 (the "Record Date"). The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated June 3, 2003, which is attached hereto as Exhibit (a)(1). The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Common Stock to be held of record by less than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. As a result, the Company is hereby filing this Schedule 13E-3 as required under the Exchange Act.

ITEM 1:    SUMMARY TERM SHEET.

           The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

ITEM 2:     SUBJECT COMPANY INFORMATION.

           (a) The name of the subject company is Hurco Companies, Inc. The Company's principal executive office is located at One Technology Way, Indianapolis, Indiana 46268 and its telephone number is (317) 293-5309.

           (b) The Company's common stock, no par value, is the subject class of equity securities of this Schedule 13E-3. As of June 2, 2003, 5,583,158 shares of Common Stock were issued and outstanding.

           (c) The information set forth in "Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

           (d) The information set forth in "Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

           (e) During the past three years, the Company has not made any underwritten public offering of Common Stock.

           (f) The information set forth in "Special Factors--Recent Transactions, Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

ITEM 3:    IDENTITY AND BACKGROUND OF FILING PERSON.

           (a) The Company is the filing person for this Schedule 13E-3. The information set forth in "Management Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

                     (i) The information set forth in "Management
Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

                     (ii) Not applicable.

           (b) Not applicable.

           (c) The information set forth in "Management Information--Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

ITEM 4:    TERMS OF THE TRANSACTION.

           (a) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors" and "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

           (c) The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms," "Questions and Answers--Am I eligible to participate in the offer?" and "Terms of the Offer--General" of the Offer to Purchase is incorporated herein by reference.

           (d) The information set forth in "Special Factors--Stockholder Approval, Appraisal Rights and Agreements Concerning Securities" of the Offer to Purchase is incorporated herein by reference.

           (e) None.

           (f) Not applicable.

ITEM 5:     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

           (a) The information set forth in "Special Factors--Recent Transactions; Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

           (b) The information set forth in "Special Factors--Recent Transactions; Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

           (c) The information set forth in "Special Factors--Recent Transactions; Negotiations and Contacts" of the Offer to Purchase is incorporated herein by reference.

           (e) None of the Company nor any other person listed in response to
Item 3 above is party to any agreements concerning the Company's securities.

ITEM 6:    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

           (b) All shares of Common Stock purchased in the Offer will be cancelled. The information set forth in "Special Factors--Effects of the Offer; Plans After Completing the Offer" is incorporated herein by reference.

           (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Effects of the Offer; Plans After Completing the Offer" is incorporated herein by reference.

           Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in:

                     (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;



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
                     (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                     (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

                     (iv) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

                     (v) any other material change in the Company's corporate structure or business.

ITEM 7:    PURPOSES, ALTERNATIVES, REASONS AND EFFECT.

           (a) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors--Purposes of the Offer," is incorporated herein by reference.

           (b) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors--Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" is incorporated herein by reference.

           (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors-- Purposes of the Offer" and "Special Factors--Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" is incorporated herein by reference.

           (d) The information set forth in "Summary of Terms," "Special Factors--Purposes of the Offer," "Special Factors--Potential Adverse Effects of the Offer," "Special Factors--Effects of the Offer; Plans After Completing the Offer" and "Special Factors--Tax Consequences" is incorporated herein by reference.

ITEM 8:    FAIRNESS OF THE TRANSACTION.

           (a) The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" is set forth herein by reference.

           (b) The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" is set forth herein by reference.

           (c) The information set forth in "Special Factors--Stockholder Approval, Appraisal Rights and Agreements Concerning Securities" is set forth herein by reference.

           (d) The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" is set forth herein by reference.

           (e) The information set forth in "Special Factors-- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" is incorporated herein by reference.

           (f) The information set forth in "Special Factors-- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" is incorporated herein by reference.


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
ITEM 9:    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

           (a) The Company has not obtained any report, opinion, or appraisal in connection with the Offer. The information set forth in "Special Factors-- Our Position as to the Fairness of the Offer to Unaffiliated Stockholders" is incorporated herein by reference.

           (b) Not applicable.

           (c) Not applicable.

ITEM 10:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) The information set forth in "Terms of the Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

           (b) Not applicable.

           (c) The information set forth in "Terms of the Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

           (d) Not applicable.

ITEM 11:   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

           (a) The information set forth in "Management Information--Beneficial Ownership of Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.


           (b) None.

ITEM 12:   THE SOLICITATION OR RECOMMENDATION.

           (d) The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting, appraisal or dissent rights in connection with the Offer. No executive officer, director or affiliate is eligible to participate in the Offer. The information set forth in "Management Information-- Beneficial Ownership of Directors and Executive Officers," "Summary of Terms" and "Special Factors--Stockholder Approval, Appraisal Rights and Agreements Concerning Securities" of the Offer to Purchase is incorporated herein by reference.

           (e) No executive officer, director or affiliate of the Company (or, to the Company's knowledge, any other person named in Item 3 of this Schedule 13E-3) has made any recommendation to holders of Common Stock either in support of or opposed to the Offer.

ITEM 13:   FINANCIAL STATEMENTS.

           (a) The information set forth in "Summary Consolidated Financial Information" and "Where You Can Find Additional Information" of the Offer to Purchase is incorporated herein by reference.

           (b) The information set forth in "Summary Consolidated Financial Information" of the Offer to Purchase is incorporated herein by reference.



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
ITEM 14:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

           No person has been retained by the Company to make any solicitation or recommendation with respect to the Offer. The Company has retained Innisfree M&A Incorporated to act as Information Agent and EquiServe Trust Company, N.A. has been retained to act as Depositary for the Offer. Neither the Information Agent nor the Depositary has been authorized to make any solicitation or recommendation in with respect to the Offer. The Information Agent and the Depositary will be paid customary fees and expenses for their services.

ITEM 15:   ADDITIONAL INFORMATION.

           (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16:   EXHIBITS.

           (a)(1) Offer to Purchase, dated June 3, 2003.

           (a)(2) Letter of Transmittal.

           (a)(3) Broker-Dealer Letter.

           (a)(4) Client Letter.

           (a)(5) Notice of Guaranteed Delivery.




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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 3, 2003
                                            HURCO COMPANIES, INC.



                                            By:   /s/ Michael Doar
                                               ---------------------------------
                                            Name:     Michael Doar
                                            Title:    Chairman of the Board and
                                                      Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.        EXHIBIT
-----------        -------

   (a)(1)        Offer to Purchase, dated June 3, 2003.

   (a)(2)        Letter of Transmittal.

   (a)(3)        Broker-Dealer Letter.

   (a)(4)        Client Letter.

   (a)(5)        Notice of Guaranteed Delivery.